Nuveen Funds Rule 22c-2 Agreement

AGREEMENT effective as of October 16, 2006 or the compliance date of SEC Rule 22c-2 under the Investment Company Act of 1940, whichever is later, by and between Nuveen Investments, LLC (“Fund Agent”), on behalf of the Nuveen Funds (each a “Fund” and collectively the “Funds”) and the undersigned firm (“Intermediary”).

As used in this Agreement, the following terms shall have the following meanings, unless a different meaning is clearly required by the contexts:

Client-shareholders shall mean those clients of the Intermediary who maintain an interest in an account with the Funds who receive administrative services from the Intermediary.

Intermediary shall mean (i) any broker, dealer, bank, or other entity that holds securities of record issued by the Funds in nominee name; and (ii) in the case of a participant-directed employee benefit plan that owns securities issued by the Funds (1) a retirement plan administrator under ERISA or (2) any entity that maintains the plan’s participant records.

Funds Agent is either (i) an investment adviser to or administrator for the Funds, or (ii) the principal underwriter or distributor for the Funds, (iii) the transfer agent for the Funds.

WHEREAS, the Intermediary sells securities issued by the Funds to Client-shareholders or provides certain administrative services for Client-shareholders pursuant to the terms of an agreement with Fund Agent or the Funds, or otherwise makes securities issued by the Funds available to Client-shareholders; and

WHEREAS, this Agreement shall inure to the benefit of and shall be binding upon the undersigned and each such entity shall be either a Fund Agent or Intermediary for purposes of this Agreement (the Fund Agent and the Intermediary shall be collectively referred to herein as the “Parties” and individually as a “Party”).

NOW, THEREFORE, in consideration of the mutual covenants herein contained, which consideration is full and complete, the Fund Agent and the Intermediary hereby agree as follows:

1. Agreement to Provide Information. Intermediary agrees to provide the Funds, upon written request, the taxpayer identification number (“TIN”), if known, of any or all Shareholder(s) of the account and the amount, date, name or other identifier of any investment professional(s) associated with the Shareholder(s) or account (if known), and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of Shares held through an account maintained by the Intermediary during the period covered by the request.

1.1. Period Covered by Request. Requests must set forth a specific period, not to exceed 180 days from the date of the request, for which transaction information is sought. The Funds may request transaction information older than 180 days from the date of the request as it deems necessary to investigate compliance with policies established by the Funds for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Funds.

1.2. Form and Timing of Response. Intermediary agrees to transmit the requested information that is on its books and records to the Funds or their designee promptly, but in any event not later than ten (10) business days, after receipt of a request. If the requested information is not on the Intermediary’s books and records, Intermediary agrees to: (i) provide or arrange to provide to the Funds promptly, but in any event not later than twenty (20) business days, the requested information from shareholders who hold an account with an indirect intermediary; or (ii) if directed by the Funds, block further purchases of Fund Shares from such indirect intermediary. In such instance, Intermediary agrees to inform the Funds whether it plans to perform (i) or (ii). Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the parties. To the extent practicable, the format for any transaction information provided to the Funds should be consistent with the NSCC Standardized Data Reporting Format. For purposes of this provision, and “indirect intermediary” has the same meaning as in SEC Rule 22c-2 under the Investment Company Act.

1.3. Limitations on Use of Information. The Funds agree not to use the information received for marketing or any other similar purpose without the prior written consent of the Intermediary.

2. Agreement to Restrict Trading. Intermediary agrees to execute written instructions from the Funds to restrict or prohibit further purchases or exchanges of Shares by a Shareholder that has been identified by the Funds as having engaged in transactions of the Funds’ Shares (directly or indirectly through the Intermediary’s account) that violate policies established by the Funds for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by the Funds.

2.1. Form of Instructions. Instructions must include the TIN, if known, and the specific restriction(s) to be executed. If the TIN is not known, the instructions must include an equivalent identifying number of the Shareholder(s) or account(s) or other agreed upon information to which the instruction relates.

2.2. Timing of Response. Intermediary agrees to execute instructions as soon as reasonably practicable, but not later than five (5) business days after receipt of the instructions by the Intermediary.

2.3. Confirmation by Intermediary. Intermediary must provide written confirmation to the Funds that instructions have been executed. Intermediary agrees to provide confirmation as soon as reasonably practicable, but not later than ten business days after the instructions have been executed.

3. Definitions. For purposes of this paragraph:

3.1. The term “Funds” includes the Funds’ principal underwriter and transfer agent. The term does not include any “excepted funds” as defined in SEC Rule 22c-2(b) under the Investment Company Act of 1940. As defined in SEC Rule 22c-2(b), term “excepted fund” means any: (a) money market fund; (b) fund that issues securities that are listed on a national exchange; and (c) fund that affirmatively permits short-term trading of its securities, if its prospectus clearly and prominently discloses that the fund permits short-term trading of its securities and that such trading may result in additional costs for the fund.

3.2. The term “Shares” means the interests of Shareholders corresponding to the redeemable securities of record issued by the Funds under the Investment Company Act of 1940 that are held by the Intermediary.

3.3. The term “Shareholder” means the beneficial owner of Shares, whether the Shares are held directly or by the Intermediary in nominee name. Where applicable, the term “Shareholder” shall also have the meanings indicated below.

3.3.1. If the Intermediary is a retirement plan record-keeper, the term “Shareholder” means the plan participant notwithstanding that the plan may be deemed to be the beneficial owner of Shares.

3.3.2. If the Intermediary is an insurance company, the term “Shareholder” means the holder of interests in a variable annuity or variable life insurance contract issued by the Intermediary.

3.4. The term “written” includes electronic writings and facsimile transmissions.

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first indicated above.

NUVEEN INVESTMENTS, LLC	INTERMEDIARY:

By:	By:

Jessica R. Droeger	Printed Name:

Title: Vice President	Title:

Name of Firm:

Phone:

E-mail: